SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2017

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.             Telecom Argentina S.A. announces consolidated six month period (‘1H17’) and second quarter results for fiscal year 2017 (‘2Q17’).

FOR IMMEDIATE RELEASE

Market Cap P$96.9 billion

August 9th, 2017

Contacts:

Pedro Insussarry

Solange Barthe Dennin

(54 11) 4968-3743/3752

Telecom Argentina S.A.

announces consolidated six month period (‘1H17’) and second
quarter results for fiscal year 2017 (‘2Q17’)*

■	Consolidated Revenues amounted to P$30,544 million (+20.2% vs. 1H16); Service Revenues reached P$27,090 million (+27.3% vs. 1H16); Fixed Voice Services and Internet Services +44.5% and +29.3% vs. 1H16, respectively; and Mobile Services in Argentina +25.3% vs. 1H16.

■	Mobile subscribers in Argentina: 19.5 million in 1H17.

■	Mobile Internet in Argentina +66.5% vs. 1H16; 47.2% of Service Revenues.

■	Mobile ARPU in Argentina increased to P$135.3 per month in 1H17 (+27.5% vs. 1H16).

■	ADSL ARPU rised to P$344.0 per month in 1H17 (+35.3% vs. 1H16); monthly churn reached 1.4% in 1H17.

■	Consolidated Operating costs -including D&A and disposals and impairment of PP&E- totaled P$24,732 million (+13.9% vs. 1H16).

■	Operating Income before Depreciation and Amortization (‘EBITDA’) reached P$9,344 million (+38.1% vs. 1H16), 30.6% of consolidated revenues.

■	Net Income amounted to P$3,639 million (+109.5% vs. 1H16). Net Income attributable to Telecom Argentina amounted to P$3,615 million (+109.6% vs. 1H16), being influenced by the growth in EBITDA, better financial results and by higher depreciation and amortization costs.

■	Capex reached P$4,023 million in 1H17, equivalent to 13.2% of Consolidated Revenues.

■	Net Debt Financial Position: P$775 million, a decrease of P$4,647 million vs. 1H16, mostly due to an increase in operating cash flow.

	As of June, 30
(in million P$, except where noted)	2017	2016	Δ $	Δ %
Consolidated Revenues	30,544	25,406	5,138	20.2%
Mobile Services	21,188	18,350	2,838	15.5%
Fixed Services	9,356	7,056	2,300	32.6%
Operating Income before D&A	9,344	6,764	2,580	38.1%
Operating Income	5,851	3,721	2,130	57.2%
Net Income attributable to Telecom Argentina	3,615	1,725	1,890	109.6%
Shareholders’ equity attributable to Telecom Argentina	22,999	17,074	5,925	34.7%
Net Financial Position - (Debt) / Cash	(775)	(5,422)	4,647	-85.7%
CAPEX (excluding spectrum)	4,023	4,495	(472)	-10.5%
Fixed lines in service (in thousand lines)	3,861	3,974	(112)	-2.8%
Mobile customers (in thousand)	22,031	22,517	(486)	-2.2%
Personal (Argentina)	19,529	19,957	(428)	-2.1%
Núcleo (Paraguay) -including Wimax customers-	2,502	2,560	(58)	-2.3%
Broadband accesses (in thousand)	1,735	1,798	(63)	-3.5%
Average Billing per user (ARBU) Fixed Telephony / voice (in P$)	140.9	87.3	53.7	61.5%
Average Revenue per user (ARPU) Mobile Services in Arg. (in P$)	135.3	106.2	29.2	27.5%
Average Revenue per user (ARPU) ADSL (in P$)	344.0	254.3	89.7	35.3%

*Unaudited non financial data

1	www.telecom.com.ar

Buenos Aires, August 9, 2017 - Telecom Argentina (‘Telecom’) - (NYSE: TEO; BASE: TECO2), one of Argentina’s leading telecommunications companies, announced today a Net Income of P$3,639 million for the six month period ended June 30, 2017, or +109.5% when compared to 1H16. Net income attributable to Telecom Argentina amounted to P$3,615 million (+109.6% vs. 1H16).

	1H17	1H16	Δ $	Δ %
Consolidated Revenues (MMP$)	30,544	25,406	5,138	20.2%
Net Income attributable to Telecom Argentina(MMP$)	3,615	1,725	1,890	109.6%
Earnings attributable to Telecom per Share (P$)	3.7	1.8	2.0
Earnings attributable to Telecom per ADR (P$)	18.7	8.9	9.8
Operating Income before D&A *	30.6%	26.6%
Operating Income *	19.2%	14.6%
Net Income*	11.9%	6.8%

*As a percentage of Consolidated Revenues

Note: The average of ordinary shares outstanding amounted to 969,159,605.

During 1H17, Consolidated Revenues increased by 20.2% to P$30,544 million (+P$5,138 million vs. 1H16), mainly fueled by Fixed Voice Services, Fixed Internet Services and Mobile Services in Argentina. Moreover, Operating Income reached P$5,851 million (+P$2,130 million or +57.2% vs. 1H16).

Consolidated Operating Revenues

Mobile Services

As of June 30, 2017 mobile clients amounted to 22.0 million.

Third Parties Revenues amounted to P$21,188 million (+15.5% vs. 1H16) thanks to a commercial strategy of innovation that boosts the consumption of mobile internet services through an updated offer of plans suitable for all market segments.

Telecom Personal in Argentina

As of June 30, 2017, Personal reached 19.5 million subscribers in Argentina, where postpaid clients represented 33% of the subscriber base.

In 1H17, Third Parties Revenues reached P$19,871 million (+P$2,775 million or +16.2% vs. 1H16) while Service Revenues (excluding equipment sales) amounted to P$16,492 million (+25.3% vs. 1H16), with 47.2% corresponding to mobile internet revenues (vs. 35.5% as in 1H16), as Mobile Internet Revenues amounted to P$7,776 million (+66.5% vs. 1H16). Revenues from Outbound Mobile Services reached P$14,400 million (+22.2% vs. 1H16), mainly due to price increases in Postpaid and Monthly Fee client segments and increases in the amount of online recharges of Prepaid subscribers. Meanwhile, Revenues from Inbound Mobile Services amounted to P$1,323 million (+82.5% vs. 1H16), increase that was mainly generated by price increases in CPP and TLRD. In addition, equipment sales decreased by -14.2% vs. 1H16, reaching P$3,379 million, equivalent to 17.0% of total revenues.

The average monthly revenue per user (‘ARPU’) amounted to $135.3 during 1H17 (+27.5% vs. 1H16).

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Commercial Initiatives

During 2Q17, Personal and Arnet evolved their brand concept through the resignification of the slogan: ‘Internet para que todo suceda’ (‘Internet to make it all happen’), based on a more integrative and functional proposal, aligned with the offer of services and solutions that the Companies provide to their customers.

In this sense, in order to continue promoting the customers’ technological evolution towards 4G, Personal expanded the amount of data included in the mobile plans of Postpaid and Monthly Fee client segments. In addition, Personal added to its wide range of state-of-the-art devices the latest worldwide-launched smartphones, such as the Samsung Galaxy S8 and S8 + and the Moto G5 Plus.

In addition, Personal continues to develop an offer of devices oriented towards IOT (Internet of the Things), with the launch of Personal Bipy, the first in a series of device releases that are tailored to the connectivity needs of the entire family. Personal Bipy is a smart watch that allows children to remain connected to their parents when they aren’t physically near, through an application on their cellphone that allows parents to be aware of their location and speak to them, giving tranquility to the whole family. It is sold with the first IOT plan launched in the market.

Telecom Personal in Paraguay (‘Núcleo’)

As of June 30, 2017, Núcleo’s subscriber base reached 2.5 million clients. Prepaid and postpaid customers represented 83% and 17%, respectively.

Núcleo generated revenues from Third Parties equivalent to P$1,317 million during 1H17 (+5.0% vs. 1H16). Internet revenues amounted to P$584 million (+30.9% vs. 1H16) representing 46.1% of 1H17 service revenues (vs. 39.5% in 1H16).

Fixed Services (Voice, Internet and Data)

During 1H17, Revenues generated by Fixed Services amounted to P$9,331 million, +33.5% vs. 1H16; with Voice revenues increasing by +44.5% vs. 1H16, mainly influenced by price increases in monthly fees. Meanwhile, Internet revenues grew by +29.3% vs. 1H16 and Data Revenues were up by +20.3%.

Voice

Total Voice revenues reached P$3.976 million in 1H17 (+44.5% vs. 1H16). This increase is explained mainly by price increases that came into effect in both corporate and residential segments during 1Q17, and additionally due to the offer of bundled packs that include voice and internet services (‘Arnet + Voz’), that aim to achieve higher levels of customer loyalty and churn reduction.

As a result, the average monthly revenue billed per user (‘ARBU’) reached P$140.9 in 1H17, +61.5% vs. 1H16.

3	www.telecom.com.ar

Internet

As of June 30, 2017, Telecom reached 1.7 million ADSL accesses. These connections represented 44.9% of Telecom’s fixed lines in service. In addition, ADSL ARPU reached P$344.0 in 1H17, +35.3% when compared to 1H16 while the monthly churn rate decreased reaching 1.4% in 1H17 vs. 1.5% in 1H16. Clients with ultra broadband or UBB services (speeds of 15Mb or higher) currently represent 15% of the total customer base as of 1H17.

Within the framework of the evolution of the brand concept generated through the resignification of the slogan: ‘Internet para que todo suceda’, and aiming to provide a comprehensive solution for connected households, the convergent service proposal that integrates the services of ‘Arnet, Personal and Telecom’ was renewed through the offer of a ‘Combo Único’ that includes more internet - through all supported devices – in order to be connected at maximum speed, both indoor and outdoor.

Data

Data revenues (services mainly offered to Corporate, SME and Government segments) amounted to P$1,686 million (+P$284 million or +20.3% vs. 1H16), that evidence the strong position of Telecom as an integrated ICT provider. This increase was mainly due to FX rate variations that affected those contracts that are adjusted by the $/U$S exchange rate and due to the increase in the number of clients.

With the objective of providing value to the strategic segment of Small and Medium Enterprises, the Telecom Group presented its Partners program through strategic alliances with SMEs that offer productivity solutions (online CRM, online advertising, website design, among others) that aim to solve needs of services that other companies or professionals have; and which are looking to acquire simple and fast solutions to boost their business without investing in IT infrastructure (servers) and software licenses. The objective of the Telecom Group is to enhance the development of the Partners by accessing the virtualized components of Telecom’s main Datacenter, with a differential offer, support, co-branding and billing integration.

Consolidated Operating Costs

Consolidated Operating Costs totaled P$24,732 million in 1H17, an increase of P$3,018 million, or +13.9% vs. 1H16 (including ‘Disposals and impairment of PP&E’ that resulted in a loss of P$101 million in 1H17 vs. a loss of P$149 million in 1H16). Continuing with the trend observed during the last quarter, this overall increase is below inflation levels or Revenue growth, which allowed a significant increase in the Company’s EBITDA and to improve its margin. This was a result of a higher level of efficiency in the cost structure. Higher costs are mainly associated to the effect of a highly competitive environment in the mobile and Internet businesses, the impact of higher direct and indirect labor costs generated by the operations in Argentina, the increase in fees for services related to price adjustments in supplier contracts, increases in taxes and fees with regulatory authorities, in bad debt expenses and higher D&A, that were partially offset by lower cost of handsets sold, VAS costs and commissions, among others.

4	www.telecom.com.ar

The cost breakdown is as follows:

- Employee benefit expenses and severance payments totaled P$5,878 million (+32.5% vs. 1H16), mainly affected by increases in salaries to unionized and non-unionized employees together with the associated social security contributions. Finally, total employees at the end of 1H17 amounted to 15,570.

- Interconnection costs and other telecommunication charges (including TLRD, Roaming, Interconnection, international settlement charges and lease of circuits) amounted to P$1,532 million, +15.2% vs. 1H16. This increase resulted mainly from higher costs related to TLRD, partially offset by lower costs related to international roaming.

- Fees for services, maintenance, materials and supplies amounted to P$2,959 million (+26.7% vs. 1H16), mainly due to costs’ increases in software maintenance in the fixed segment and systems’ licenses in the mobile segment. There also were increases in costs associated with fees for services, mainly related to call centers and higher costs recognized to suppliers in both mobile and fixed segments.

- Taxes and fees with regulatory authorities reached P$2,870 million (+15.1% vs. 1H16), impacted mainly by higher revenues, as well as higher bank debit and credit taxes related to collection flows and payments to suppliers in 1H17 vs. 1H16.

- Commissions (Commissions paid to agents, prepaid card commissions and others) totaled P$1,803 million (-2.5% vs. 1H16). Decrease in commissions (before SAC capitalization, P$2,318 million in 1H17 vs. P$2,524 million in 1H16) is mainly due to a reduction in commissions paid to commercial channels, associated with lower levels of additions as well as lower handset sales, and also due to greater efficiencies of a new agent remuneration model, and reduction in collection, CPP and other fees. Agent commissions capitalized as SAC amounted to P$515 million (-23.6% vs. 1H16), being the reduction related to a lower level of additions.

- Cost of handsets sold totaled P$2,769 million (-10.2% vs. 1H16), this decrease was mainly due to a reduction in quantities of handsets sold, given the modification in strategy where the effort was centered more in the change of devices in order to achieve higher upselling of mobile plans and less on capture operations, partially offset by higher cost per device. Deferred costs from SAC amounted to P$37 million (-33.9% vs. 1H16). Lower deferred costs were derived from lower quantities of equipment sales during the six month period.

- Advertising amounted to P$479 million (+29.1% vs. 1H16), due to new advertising campaigns launched by the Group in 2017.

- Depreciation and Amortization reached P$3,392 million (+17.2% vs. 1H16). PP&E depreciation amounted to P$2,435 million (+22.9% vs. 1H16) resulting from the incorporation of assets related to the investment plan that the Group has been executing; the amortization of SAC and service connection costs that totaled P$779 million (+10.3% vs. 1H16); the amortization of 3G/4G licenses that amounted to P$163 million (-15.5% vs. 1H16), due to the extension in the duration of the license as the 700MHz band remains partially unavailable, and the amortization of other intangible assets that reached P$15 million (+15.4% vs. 1H16).

5	www.telecom.com.ar

- Other Costs totaled P$2,949 million (+6.3% vs. 1H16), of which Bad debt expenses reached P$675 million (+30.3% vs. 1H16), mainly influenced by the financing plans for the sale of handsets in the mobile business, representing 2.7% of consolidated costs and 2.2% of consolidated revenues; this increase was partially offset by a decrease on VAS costs that totaled P$466 million (-41.2% vs. 1H16), due to a redesign in the offer of these services.

Consolidated Financial Results

Net Financial Results totaled a loss of P$260 million, which represented an improvement of P$786 million vs. 1H16. This was mainly due to lower financial costs generated by a lower loss in net financial interests of P$301 million in 1H17 (+P$380 million vs. 1H16) and lower losses on FX results net of NDF instruments for P$302 million in 1H17 (vs. a loss of P$558 million in 1H16) mainly due to a reduction in the peso depreciation occurred since December 2016 in comparison with 1H16. Meanwhile, gains on mutual funds and other investments amounted to P$387 million (+P$155 million vs. 1H16), due to higher yields obtained in such instruments and an increase in the invested balances.

Consolidated Net Financial Position

As of June 30, 2017, Net Financial Debt Position (Cash, Cash Equivalents and financial Investments minus Loans) totaled P$775 million, a decrease of P$4,647 million when compared to the Net Financial Position as of June 30, 2016, mostly due to an increase in operating cash flow during 1H17; this latter improvement was both due to the increase in EBITDA and a greater efficiency in working capital management.

Capital Expenditures

During 1H17, the Company invested P$4,023 million (-10.5% vs. 1H16). Of this amount, P$1,808 million were allocated to Fixed Services and P$2,215 million to Mobile services, focusing on projects that maximize network capacity and on the development of products and services that contribute to address the customers needs that today demand for connectivity and data availability. In relative terms, Capex reached 13.2% of consolidated revenues vs. 17.7% in 1H16.

In terms of infrastructure, the deployment of the 4G/LTE network continued throughout the country, reaching 910 cities, and 78% of the population of Argentina (93% of the population in capital cities), along with technological reconversion of the 2G and 3G networks.

Relevant Matters

Amortization of Sofora Telecomunicaciones’ Shares

The Ordinary and Extraordinary General Shareholders’ Meeting of Sofora Telecomunicaciones S.A. (‘Sofora’) held on March 28, 2017 resolved to fully amortize with net realized gains the 140,704,640 ordinary and fully integrated shares issued by

in million of P$	1H16	1H17
Net Interests	-$ 681	-$ 301
Gains on Mutual Funds & other inv.	$ 232	$ 387
FX results net of NDF instruments	-$ 558	-$ 302
Others	-$ 39	-$ 44
Total	-$ 1,046	-$ 260

6	www.telecom.com.ar

Sofora that were owned by W Argentina de Inversiones S.A. (‘WAI’). The terms of such amortization provided that it was to be made in two tranches of shares.

On May 23, 2017, the First Tranche of the Ordinary Shares owned by WAI (74,749,340 shares), that was representive of 17% of the capital stock of Sofora, was amortized. Therefore, on that same day, the Members of the Board of Directors and the Members of the Supervisory Committee of Telecom Argentina S.A. (‘Telecom Argentina’), Telecom Personal S.A. (‘Telecom Personal’), Nortel Inversora S.A. (‘Nortel’) and Sofora that were designated at the request of WAI submitted their irrevocable resignations. Finally, on June 22, 2017 –with prior authorization from the Ente Nacional de Comunicaciones (ENACOM)- the Second Tranche of the Ordinary Shares owned by WAI (65,955,300 shares), that was representive of 15% of the capital stock of Sofora prior to the amortization of the First Tranche, was amortized, wherewith WAI is no longer a shareholder of Sofora. As a result, the Shareholders’ Agreement that linked the partners of Sofora with respect to Nortel, Telecom Argentina and Telecom Personal has been entirely left without effect.

General Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina

The General Ordinary and Extraordinary Shareholders’ Meeting celebrated on May 23, 2017, provided the approval for the proposal for the corporate reorganization by which, Sofora Telecomunicaciones S.A. (‘Sofora’), Nortel Inversora S.A. (‘Nortel’) and Telecom Personal S.A. (‘Telecom Personal’) as absorbed companies will merge into Telecom Argentina S.A. (‘Telecom Argentina) as surviving company (hereinafter, ‘the Merger’), in accordance with the provisions of section 82 and subsequent sections of the General Corporations Law (Ley General de Sociedades), section 77 and subsequent sections of the Income Tax Law, and the Rules of Comisión Nacional de Valores (‘CNV’).

In addition, the following documents were approved: i) The Unconsolidated Special Financial Statements for the merger of Telecom Argentina as of December 31, 2016 and the Consolidated Special Financial Statements for the Merger of Sofora, Nortel, Telecom Argentina and Telecom Personal as of December 31, 2016, with the respective reports from the Supervisory Committee and the Independent Auditors; ii) The Preliminary Reorganization Agreement celebrated on March 31, 2017 by Telecom Argentina as the surviving company and Sofora, Nortel and Telecom Personal as the absorbed companies and its Annexes. This approval includes (without limitation) the approval of the distribution ratio established in the Fourth Section of the Preliminary Reorganization Agreement.

Additionally, it was approved the conversion of up to 161,039,447 Class ‘A’ ordinary registered shares issued by the Company with a nominal value of AR$1 each and one vote per share, into the same number of Class ‘B’ ordinary registered shares issued by the Company with a nominal value of AR$1 each and one vote per share, to be delivered to the holders of Preferred B Shares of Nortel.

Likewise, the amendment of Sections Four and Five was approved (the latter with modifications with respect to the project annexed to the Preliminary Reorganization Agreement) and the elimination of Section Nine of the Corporate Bylaws.

7	www.telecom.com.ar

Preliminary Merger Agreement entered into between Telecom Argentina and Cablevisión

On June 30, 2017, the Boards of Directors of Telecom Argentina and Cablevisión S.A. (‘Cablevisión’) (altogether, Telecom Argentina and Cablevisión, the ‘Companies’) approved the ‘Preliminary Merger Agreement’ by which they agree that Telecom Argentina will absorb by merger Cablevisión, in accordance with the terms of Sections 82 and 83 of the General Corporate Law, and ad referendum of the corporate and regulatory approvals (among others, those necessary from the Ente Nacional de Comunicaciones — ENACOM) established in said Agreement (the ‘Merger’).

For the purpose of this Merger, the Board of Directors of Telecom Argentina and the Board of Directors of Cablevisión approved their respective Special Merger Unconsolidated Financial Statements and the Special Merger Consolidated Financial Statements, all of them as of March 31, 2017, with the respective reports issued by their Supervisory Committees and of the Independent Auditor Price Waterhouse & Co.

The Preliminary Merger Agreement foresees:

1-	An exchange ratio of 9,871.07005 new ordinary shares of Telecom Argentina with nominal value of $1.- each to be issued, for every ordinary share of Cablevisión with nominal value of $10,000.- each (the ‘Exchange Ratio’).

2-	That as a result of the Merger, Telecom Argentina will issue 1,184,528,406 new ordinary book entry shares with nominal value of $1.and one vote per share to be delivered to Cablevisión’s shareholders, in form of Class ‘A’ Shares of Telecom Argentina or Class ‘D’ Shares of Telecom Argentina, as applicable, and in accordance with the Exchange Ratio, or the number of new shares resulting from the adjustments to the Exchange Ratio that could be exercised according to the Preliminary Merger Agreement.

3-	The determined Exchange Ratio was considered fair from a financial perspective by the independent valuation experts JPMorgan Securities LLC (hired by Telecom Argentina) and Lion Tree Advisors LLC (hired by Cablevisión).

Finally, The Board of Directors of Telecom Argentina, resolved to summon a General Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina to be held on August 31, 2017 in order to consider the Merger described herein and the documentation approved by the Board of Directors.

Other Relevant Matters

Spectrum Allocation to Telecom Personal

Telecom Personal, as a qualified applicant, participated in the procedure of request for allocation on demand of wireless spectrum channels corresponding to the frequency band between 2,500 and 2,690 MHz. This procedure was approved by Resolution No. 3.687-E/17 of ENACOM, and published in the Official Gazette on May 12, 2017.

On July 6, 2017, Resolution No. 5478-E/2017 of ENACOM was published in the Official Gazette of the Argentine Republic, which provides in section 3 the assignment to Telecom Personal of the frequencies included in Lot C foreseen in Resolution No. 3.687-E/17 of ENACOM, in the localities detailed in the respective Annexes attached to Resolution No. 5.478-E/2017.

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The spectrum allocation is for 15 years, starting on the day in which CABA + 13 areas over a total of 18 provincial capitals plus Rosario, Mar del Plata and Bahia Blanca are free from interference, and will demand a maximum total payment of approximately USD 55.9 million (subject to certain clauses for compensation for early or late releases) that will be paid on the basis of the localities released from interference, on the months of January of each calendar year following the day they were actually released.

*********

9	www.telecom.com.ar

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers, either itself or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Nortel Inversora S.A. (‘Nortel’), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s issued common stock. Nortel is a holding company whose common stock (approximately 78% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock is comprised of preferred shares that are held by minority shareholders.

As of June 30, 2017, Telecom continued to have 984,380,978 shares issued and 969,159,605 shares outstanding.

For more information, please contact Investor Relations:

Pedro Insussarry (5411) 4968 3743	Solange Barthe Dennin (5411) 4968 3752	Luis F. Rial Ubago (5411) 4968 3718	Antonella Papaleo (5411) 4968 6236

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the ‘pesification’ of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

(Financial tables follow)

*******

Mariano Marcelo Ibáñez

Chairman

10	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Six month period and Second Quarter - Fiscal Year 2017

(In million of Argentine pesos)

1- Consolidated Balance Sheet
	06/30/17	12/31/16	Δ $	Δ %
Cash and cash equivalents	3,490	3,945	(455)	-11.5%
Financial Investments	1,652	1,751	(99)	-5.7%
Trade receivables	7,854	7,577	277	3.7%
Other Receivables	1,038	1,011	27	2.7%
Inventories	1,251	1,278	(27)	-2.1%
Total current assets	15,285	15,562	(277)	-1.8%
Financial Investments	3,531	324	3,207	—
Trade receivables	15	208	(193)	-92.8%
Property, plant and equipment (‘PP&E’)	24,727	23,165	1,562	6.7%
Intangible assets	7,381	7,592	(211)	-2.8%
Other Receivables	1,227	1,063	164	15.4%
Total non-current assets	36,881	32,352	4,529	14.0%
Total Assets	52,166	47,914	4,252	8.9%
Trade payables	9,963	8,979	984	11.0%
Deferred revenues	1,061	443	618	139.5%
Financial debt	1,604	3,266	(1,662)	-50.9%
Salaries and social security payables	1,665	1,610	55	3.4%
Income tax payables	1,861	724	1,137	157.0%
Other taxes payables	1,327	1,149	178	15.5%
Dividend Payable	19	—	19	—
Other liabilities	72	69	3	4.3%
Provisions	340	271	69	25.5%
Total current liabilities	17,912	16,511	1,401	8.5%
Trade payables	157	152	5	3.3%
Deferred revenues	416	445	(29)	-6.5%
Financial debt	7,844	8,646	(802)	-9.3%
Salaries and social security payables	200	184	16	8.7%
Deferred income tax liabilities	242	569	(327)	-57.5%
Income tax payables	4	7	(3)	-42.9%
Other liabilities	199	170	29	17.1%
Provisions	1,554	1,352	202	14.9%
Total non-current liabilities	10,616	11,525	(909)	-7.9%
TOTAL LIABILITIES	28,528	28,036	492	1.8%
Equity attributable to Telecom Argentina (Controlling Company)	22,999	19,336	3,663	18.9%
Non-controlling interest	639	542	97	17.9%
TOTAL EQUITY	23,638	19,878	3,760	18.9%
TOTAL LIABILITIES AND EQUITY	52,166	47,914	4,252	8.9%

2- Consolidated Loans
	06/30/17	12/31/16	Δ $	Δ %
Bank overdrafts - principal (Personal)	42	1,666	(1,624)	-97.5%
Bank overdrafts - principal (Telecom Argentina)	66	41	25	61.0%
Banks loans - principal (Nucleo)	158	219	(61)	-27.9%
Banks loans - Other - principal (Personal)	—	620	—	—
Notes - principal (Personal)	716	566	150	26.5%
NDF	28	2	26	—
Accrued interest (Personal)	591	145	446	—
Accrued interest (Núcleo)	3	7	(4)	-57.1%
Total Current Loans	1,604	3,266	(1,662)	-50.9%
Notes - principal (Personal)	1,338	2,084	(746)	-35.8%
Banks loans - IFC Loan - principal (Personal)	6,181	6,234	(53)	-0.9%
Banks loans - principal (Nucleo)	276	328	(52)	-15.9%
NDF	49	—	49	—
Total Non Current Loans	7,844	8,646	(802)	-9.3%
Total Loans	9,448	11,912	(2,464)	-20.7%

Cash and cash equivalents, and Financial Investments	8,673	6,020	2,653	44.1%
Net Financial Position - (Debt)	(775)	(5,892)	5,117	-86.8%

11	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Six month period and Second Quarter - Fiscal Year 2017

(In million of Argentine pesos)

3- Consolidated Income Statements
	06/30/17	06/30/16	Δ $	Δ %

Revenues	30,544	25,406	5,138	20.2%
Other income	39	29	10	34.5%
Total Revenues & Other Income	30,583	25,435	5,148	20.2%
Consolidated Operating Costs	(24,732)	(21,714)	(3,018)	13.9%
Operating income	5,851	3,721	2,130	57.2%
Finance results, net	(260)	(1,046)	786	-75.1%
Net income before income tax expense	5,591	2,675	2,916	109.0%
Income tax expense	(1,952)	(938)	(1,014)	108.1%
Net income	3,639	1,737	1,902	109.5%

Attributable to:
Telecom Argentina (Controlling Company)	3,615	1,725	1,890	109.6%
Non-controlling interest	24	12	12	100.0%

Operating income before D&A	9,344	6,764	2,580	38.1%
As % of Revenues	30.6%	26.6%

Finance Income and Expenses	06/30/17	06/30/16	Δ $	Δ %
Finance Income
Gains on investments	314	206	108	52.4%
Gains on Mutual Funds	73	26	47	180.8%
Interest on receivables	339	151	188	124.5%
Foreign currency exchange gains	285	100	185	185.0%
Others	5	—	5	—
Total finance income	1,016	483	533	110.4%
Finance expenses
Interest on financial debt	(450)	(701)	251	-35.8%
Interest on salaries and social security, other taxes and accounts payable	(26)	(14)	(12)	85.7%
Interest on Provisions	(164)	(117)	(47)	40.2%
Present value effect of salaries and social security and other taxes payables and other	(1)	(2)	1	-50.0%
liabilities
Quinquennial financial costs	(23)	(19)	(4)	21.1%
Foreign currency exchange losses	(587)	(658)	71	-10.8%
TUVES’ shares purchase option	(21)	(10)	(11)	110.0%
Others	(4)	(8)	4	-50.0%
Total finance expenses	(1,276)	(1,529)	253	-16.5%
	(260)	(1,046)	786	-75.1%
4- Consolidated Income Statements
Three Months Comparison	06/30/17	06/30/16	Δ $	Δ %

Revenues	15,818	12,951	2,867	22.1%
Other income	23	10	13	130.0%
Total Revenues & Other Income	15,841	12,961	2,880	22.2%
Consolidated Operating Costs	(12,883)	(11,237)	(1,646)	14.6%
Operating income	2,958	1,724	1,234	71.6%
Finance results, net	(384)	(489)	105	-21.5%
Net income before income tax expense	2,574	1,235	1,339	108.4%
Income tax expense	(901)	(433)	(468)	108.1%
Net income	1,673	802	871	108.6%

Attributable to:
Telecom Argentina (Controlling Company)	1,660	800	860	107.5%
Non-controlling interest	13	2	11	—

Operating income before D&A	4,706	3,362	1,344	40.0%
As % of Revenues	29.8%	26.0%

12	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Six month period and Second Quarter - Fiscal Year 2017

(In millions of Argentine pesos)

5- Breakdown of the Income Statements

	06/30/17	06/30/16	Δ $	Δ %
REVENUES FROM SERVICES	27,090	21,277	5,813	27.3%
Fixed Services	9,331	6,991	2,340	33.5%
Voice	3,976	2,751	1,225	44.5%
Internet	3,669	2,838	831	29.3%
Data	1,686	1,402	284	20.3%

Mobile Sevices	17,759	14,286	3,473	24.3%
Telecom Personal	16,492	13,158	3,334	25.3%
Outbound	14,400	11,788	2,612	22.2%
Postpaid	4,124	3,337	787	23.6%
Monthly basic charges	6,205	4,915	1,290	26.2%
Prepaid	4,071	3,536	535	15.1%
Inbound	1,323	725	598	82.5%
From Fixed services - CPP	536	291	245	84.2%
From Mobile services - TLRD	787	434	353	81.3%
Others	769	645	124	19.2%

Núcleo	1,267	1,128	139	12.3%
Outbound	1,100	916	184	20.1%
Postpaid	36	30	6	20.0%
Monthly basic charges	425	362	63	17.4%
Prepaid	639	524	115	21.9%
Inbound	64	62	2	3.2%
From Fixed services - Interconnection	4	5	(1)	-20.0%
From Mobile services - TLRD	60	57	3	5.3%
Others	103	150	(47)	-31.3%

REVENUES FROM EQUIPMENT SALES	3,454	4,129	(675)	-16.3%
Fixed Services	25	65	(40)	-61.5%
Mobile Services	3,429	4,064	(635)	-15.6%
Equipments (Personal)	3,379	3,938	(559)	-14.2%
Equipments (Núcleo)	50	126	(76)	-60.3%
REVENUES	30,544	25,406	5,138	20.2%

OTHER INCOME	39	29	10	34.5%
Fixed	32	21	11	52.4%
Mobile	7	8	(1)	-12.5%
TOTAL REVENUES & OTHER INCOME	30,583	25,435	5,148	20.2%

13	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Six month period and Second Quarter - Fiscal Year 2017

(In millions of Argentine pesos)

6- Breakdown of the Income Statements
Three Months Comparison

	06/30/17	06/30/16	Δ $	Δ %
REVENUES FROM SERVICES	13,863	10,872	2,991	27.5%
Fixed Services	4,842	3,585	1,257	35.1%
Voice	2,068	1,424	644	45.2%
Internet	1,903	1,447	456	31.5%
Data	871	714	157	22.0%

Mobile Sevices	9,021	7,287	1,734	23.8%
Telecom Personal	8,383	6,707	1,676	25.0%
Outbound	7,357	6,018	1,339	22.2%
Postpaid	2,079	1,703	376	22.1%
Monthly basic charges	3,170	2,520	650	25.8%
Prepaid	2,108	1,795	313	17.4%
Inbound	626	365	261	71.5%
From Fixed services - CPP	259	145	114	78.6%
From Mobile services - TLRD	367	220	147	66.8%
Others	400	324	76	23.5%

Núcleo	638	580	58	10.0%
Outbound	569	474	95	20.0%
Postpaid	27	20	7	35.0%
Monthly basic charges	215	185	30	16.2%
Prepaid	327	269	58	21.6%
Inbound	32	32	—	—
From Fixed services - Interconnection	2	2	—	—
From Mobile services - TLRD	30	30	—	—
Others	37	74	(37)	-50.0%

REVENUES FROM EQUIPMENT SALES	1,955	2,079	(124)	-6.0%
Fixed Services	3	32	(29)	-90.6%
Mobile Services	1,952	2,047	(95)	-4.6%
Equipments (Personal)	1,926	1,981	(55)	-2.8%
Equipments (Núcleo)	26	66	(40)	-60.6%
REVENUES	15,818	12,951	2,867	22.1%

OTHER INCOME	23	10	13	130.0%
Fixed	19	6	13	—
Mobile	4	4	—	—
TOTAL REVENUES & OTHER INCOME	15,841	12,961	2,880	22.2%

14	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Six month period and Second Quarter - Fiscal Year 2017

(In millions of Argentine pesos)

7- Consolidated Income Statements

	06/30/17	06/30/16	Δ $	Δ %
Revenues	30,544	25,406	5,138	20.2%
Other income	39	29	10	34.5%
Total Revenues & Other Income	30,583	25,435	5,148	20.2%
Employee benefit expenses and severance payments	(5,878)	(4,435)	(1,443)	32.5%
Interconnection costs and other telecommunication charges	(1,532)	(1,330)	(202)	15.2%
Fees for services, maintenance, materials and supplies	(2,959)	(2,335)	(624)	26.7%
Taxes and fees with the Regulatory Authority	(2,870)	(2,494)	(376)	15.1%
Commissions	(1,803)	(1,850)	47	-2.5%
Cost of equipments and handsets	(2,769)	(3,083)	314	-10.2%
Advertising	(479)	(371)	(108)	29.1%
Cost of Value Added Services	(466)	(792)	326	-41.2%
Provisions	(259)	(81)	(178)	—
Bad debt expenses	(675)	(518)	(157)	30.3%
Other operating expenses	(1,549)	(1,382)	(167)	12.1%
Subtotal Operating costs before D&A	(21,239)	(18,671)	(2,568)	13.8%
Operating income before D&A	9,344	6,764	2,580	38.1%
D&A	(3,392)	(2,894)	(498)	17.2%
Disposals and Impairment of PP&E	(101)	(149)	48	-32.2%
Operating income	5,851	3,721	2,130	57.2%
Finance Income	1,016	483	533	110.4%
Finance Expenses	(1,276)	(1,529)	253	-16.5%
Net income before income tax expense	5,591	2,675	2,916	109.0%
Income tax expense	(1,952)	(938)	(1,014)	108.1%
Net Income	3,639	1,737	1,902	109.5%
Attributable to:
Telecom Argentina (Controlling Company)	3,615	1,725	1,890	109.6%
Non-controlling interest	24	12	12	100.0%

15	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Six month period and Second Quarter - Fiscal Year 2017

(In millions of Argentine pesos)

8- CONSOLIDATED INCOME STATEMENTS
Three Months Comparison
	06/30/17	06/30/16	Δ $	Δ %
Revenues	15,818	12,951	2,867	22.1%
Other income	23	10	13	130.0%
Total Revenues & Other Income	15,841	12,961	2,880	22.2%
Employee benefit expenses and severance payments	(3,139)	(2,261)	(878)	38.8%
Interconnection costs and other telecommunication charges	(741)	(623)	(118)	18.9%
Fees for services, maintenance, materials and supplies	(1,600)	(1,242)	(358)	28.8%
Taxes and fees with the Regulatory Authority	(1,480)	(1,286)	(194)	15.1%
Commissions	(891)	(960)	69	-7.2%
Cost of equipments and handsets	(1,609)	(1,584)	(25)	1.6%
Advertising	(256)	(179)	(77)	43.0%
Cost of Value Added Services	(183)	(402)	219	-54.5%
Provisions	(105)	(67)	(38)	56.7%
Bad debt expenses	(333)	(263)	(70)	26.6%
Other operating expenses	(798)	(732)	(66)	9.0%
Subtotal Operating costs before D&A	(11,135)	(9,599)	(1,536)	16.0%
Operating income before D&A	4,706	3,362	1,344	40.0%
D&A	(1,719)	(1,519)	(200)	13.2%
Disposals and Impairment of PP&E	(29)	(119)	90	-75.6%
Operating income	2,958	1,724	1,234	71.6%
Finance Income	347	117	230	196.6%
Finance Expenses	(731)	(606)	(125)	20.6%
Net income before income tax expense	2,574	1,235	1,339	108.4%
Income tax expense	(901)	(433)	(468)	108.1%
Net Income	1,673	802	871	108.6%
Attributable to:
Telecom Argentina (Controlling Company)	1,660	800	860	107.5%
Non-controlling interest	13	2	11	—

16	www.telecom.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	August 11, 2017.	By:	/s/ Pedro G. Insussarry
			Name:	Pedro G. Insussarry
			Title:	Responsible for Market Relations.